The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CITY TELECOM (H.K.) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 1137)

APPOINTMENT OF VICE CHAIRMAN,
CHANGE OF CHIEF EXECUTIVE OFFICER
AND
APPOINTMENT OF DIRECTOR

The Board announces that with effect from 1 November 2008, Mr. Cheung Chi Kin, Paul has resigned as the Chief Executive Officer of the Company and be appointed as the Vice Chairman of the Company. Mr. Yeung Chu Kwong has been appointed as an Executive Director and the Chief Executive Officer of the Company.

The board of directors (the “Board”) of City Telecom (H.K.) Limited (the “Company”) announces that Mr. Cheung Chi Kin, Paul (“Mr. Cheung”) has resigned as the Chief Executive Officer and be appointed as the Vice Chairman of the Company with effect from 1 November 2008. Mr. Yeung Chu Kwong (“Mr. Yeung”) has been appointed as an Executive Director and the Chief Executive Officer of the Company with effect from 1 November 2008.

Mr. Yeung Chu Kwong, aged 47, joined the Company and its subsidiaries (the “Group”) as Chief Operating Officer in October 2005. He was responsible to head our Customer Engagement Department to oversee customer relationship management. Mr. Yeung was also responsible to head Network Development Department. Mr. Yeung has more than 17 years’ experience in the telecommunications industry. Prior to joining the Group, Mr. Yeung was the Director of Customers Division in Smartone-Vodafone, the General Manager of Personal Communications and Retail Division in Tricom Telecom Limited, and was also an Inspector of Police in the Hong Kong Police Force. He holds a Bachelor of Arts Degree from Hong Kong Baptist University, a Master of Business Administration Degree from University of Strathclyde, UK and a Master of Science Degree in Electronic Commerce and Internet Computing from The University of Hong Kong.

Save as disclosed above, as at the date of this announcement, Mr. Yeung is not related to any directors, senior management, management shareholders, substantial shareholders or controlling shareholders of the Company and he did not hold any directorship in other listed companies in the last three years.

As at the date of this announcement, there is no service contract entered into between the Company and Mr. Yeung. He has no fixed length of service as a director but shall be subject to retirement by rotation and will be eligible for re-election at the annual general meetings of the Company in accordance with the articles of association of the Company.

The emoluments payable to Mr. Yeung include a monthly salary of HK$380,000, monthly commission and annual bonus. The remuneration package entitled by Mr. Yeung is determined by the Remuneration Committee with reference to his responsibilities, time commitment and prevailing market conditions.

As at the date of this announcement, Mr. Yeung has personal interest in 3,000,000 shares of the Company (the “Shares”) and share options to subscribe for 7,029,678 Shares.

Save as disclosed above, Mr. Yeung does not have, and is not deemed to have, any interests in any Shares or underlying Shares within the meaning of Part XV of the Securities and Futures Ordinance.

Save as disclosed herein, there is no other information related to Mr. Yeung that needs to be disclosed pursuant to the requirements of Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (particularly in relation to sub-paragraphs (h) to (v) therein) nor are there other matters that need to be brought to the attention of the shareholders of the Company.

The Board would like to express its gratitude to Mr. Cheung for his contribution during his tenure as Chief Executive Officer of the Company and also express its warm welcome to Mr. Yeung to be an Executive Director and the Chief Executive Officer of the Company.

By order of the Board
City Telecom (H.K.) Limited
Lai Ni Quiaque
Executive Director, Chief Financial Officer and
Company Secretary

Hong Kong, 31 October 2008

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director is Mr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.